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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Road
(No. and Street)

Greensburg (City) PA (State) 15601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony C. Hladek 724-468-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evans Mehlhorn & Miller PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Corporate One West, Suite 350 (Address) Bridgeville (City) PA (State) 15017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Anthony C. Hladek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Karen S. Ellenberger, Notary Public
Westmoreland County
My commission expires November 30, 2022
Commission number 1229317
Member, Pennsylvania Association of Notaries

Karen S. Ellenberger
Notary Public

Anthony C. Hladek
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trustmont Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trustmont Financial Group, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(i) and (k)(2)(ii) - (exemption provisions) and (2) Trustmont Financial Group, Inc. stated that Trustmont Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Trustmont Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trustmont Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 14, 2020

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc. (a Pennsylvania corporation) as of December 31, 2019, the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trustmont Financial Group, Inc.'s management. Our responsibility is to express an opinion on Trustmont Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trustmont Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness and the Schedule of General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Trustmont Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Trustmont Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and Schedule of General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Trustmont Financial Group, Inc.'s auditor since 2013

Bridgeville, Pennsylvania

February 14, 2020

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2019

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Table of Contents

Year Ended December 31, 2019

Financial Statements

Trustmont Financial Group, Inc.

Statement of Financial Condition

December 31, 2019

Assets	
Cash and cash equivalents	$ 50,486
Deposit with clearing organization	25,000
Receivables from non-customers	535,301
Securities owned	86,485
Prepaid insurance	14,048
Deferred tax asset	140,100
Prepaid income taxes	1,054
Petty cash	200
Office equipment, net of accumulated depreciation of $8,205	2,550
Operating lease ROU asset, net of accumulated operating lease cost of $67,114	390,726
	$ 1,245,950

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	469,740
Accounts payable		44,023
Other accrued expenses		19,325
Operating lease liabilities		390,726
Total Liabilities		923,814
Stockholders' Equity:		
Common stock, $.10 par value; 100,000 shares authorized, issued, and outstanding		10,000
Common stock (non-voting), $.10 par value, 100,000 shares authorized, issued, and outstanding		10,000
Additional paid-in capital		564,181
Retained deficit		(262,045)
		322,136
	$	1,245,950

Trustmont Financial Group, Inc.

Statement of Loss

Year Ended December 31, 2019

Revenues:	
Commissions	$ 7,181,304
Fees charged to representatives	334,593
Expense reimbursements	6,111
Investment income, net	743
Other income	92,704
Unrealized gain on securities	803
	7,616,258
Operating Expenses:	
General and administrative expenses:	
Employee compensation and benefits	6,682,009
Floor brokerage, exchange, and clearance fees	172,088
Technology and communications	245,565
Occupancy and equipment	131,786
Other expenses	435,731
	7,667,179
Depreciation expense	2,550
	7,669,729
Loss Before Income Taxes	(53,471)
Income Taxes	(15,500)
Net Loss	$ (37,971)

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2019

Common Stock (Voting):	
Balance, January 1 and December 31	$ 10,000
Common Stock (Non-Voting):	
Balance, January 1 and December 31	10,000
Additional Paid-In Capital:	
Balance, January 1	556,681
Reissuance of treasury stock	7,500
Balance, December 31	564,181
Retained Earnings (Deficit):	
Balance, January 1	(201,038)
Adoption of ASU 2016-01	(23,036)
Balance, January 1, restated	(224,074)
Net loss for the year	(37,971)
Balance, December 31	(262,045)
Accumulated Other Comprehensive Income:	
Balance, January 1	(23,036)
Adoption of ASU 2016-01	23,036
Balance, January 1, restated and December 31	-
Treasury Stock:	
Balance, January 1	-
Purchase of treasury stock	(17,500)
Reissuance of treasury stock	17,500
Balance, December 31	-
	$ 322,136

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$	(37,971)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		2,550
Deferred taxes		(15,500)
Reinvested dividends and interest		(743)
Unrealized gain on securities		(803)
(Increase) decrease in:		
Receivables from non-customers		120,227
Prepaid insurance		901
Refundable income taxes		1,709
Operating lease ROU asset		(390,726)
Increase (decrease) in:		
Commissions payable		(105,320)
Accounts payable		8,301
Payroll taxes payable		(1,721)
Operating lease liability		390,726
Net cash used by operating activities		(28,370)
Cash flows from financing activities:		
Purchase of treasury stock		(17,500)
Proceeds from reissuance of treasury stock		25,000
Net cash provided by financing activities		7,500
Net Decrease in Cash and Cash Equivalents		(20,870)
Cash and Cash Equivalents, beginning of year		71,356
Cash and Cash Equivalents, end of year	$	50,486

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Trustmont Financial Group, Inc. (Company) was organized on June 16, 1986 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Greensburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

2. Summary of Significant Accounting Policies (Continued)

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2019, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Commissions Payable

A substantial portion of our commission revenue is ultimately paid to our registered representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Securities Owned

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital. The Company adopted ASU 2016-01 as of January 1, 2019, which requires equity securities with readily determinable fair values, to be reported as such, in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings (prior to the adoption of ASU 2016-01 they were reported as a separate amount of stockholder's equity). Adoption of this guidance resulted in a cumulative effect adjustment to both accumulated other comprehensive income and the retained deficit as of January 1, 2019 in the amount of $23,036. Realized gains and losses are computed based on specific identification of the securities sold.

identification of the securities sold.

2. Summary of Significant Accounting Policies (Continued)

Capitalization and Depreciation

Fixed assets, in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other

office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

2. Summary of Significant Accounting Policies (Continued)

Advertising and Promotion

The Company expenses the cost of advertising and promotion as incurred. Advertising and promotion expense was $9,356 for the year ended December 31, 2019.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income taxes on the temporary differences between the basis of asset and liabilities for financial statement and income tax purposes have not been recorded in these financial statements due to the immaterial nature of these differences. Deferred taxes are recognized for net operating loss carryforwards that are available to offset future taxable income. It is the Company's policy not to take uncertain tax positions.

3. Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of

the securities have been transferred to/from the customer.

3. Revenue From Contracts With Customers (Continued)

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 3,353,560
Distribution fees	3,827,744
Total Revenue From Contracts With Customers	$ 7,181,304

Receivables from contracts with customers amounted to $533,795 and $653,477 for the years ended December 31, 2019 and 2018, respectively.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $104,093, which was $68,554 in excess of its required net capital of $35,539. The Company's net capital ratio was 5.12 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2019, there were no material differences.

5. Securities Owned

Securities owned at December 31, 2019 consist of the following:

FDIC insured deposit account		$ 75,994
Equity securities - available-for-sale:		
Cost	32,724	
Net unrealized loss - prior year	(23,036)	
Net unrealized gain - current year	803	
		10,491
		$ 86,485

6. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

7. Pension Plan

The Company maintains a SIMPLE plan for eligible employees and will match up to 3% of employees' elective deferrals. The salaries and related benefits account on the statement of income and comprehensive income includes $12,447 of matching contributions by the Company.

8. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $447,000 and $465,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized prior to expiration. At December 31, 2019, deferred assets of $140,100 have been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2019, the Company's open audit periods are 2016 through 2019 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

8. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are either 50% or not deductible for Federal and state income tax purposes, as well as a capital loss carryover which the Company estimates will expire prior to utilization.

The provision for income taxes in the statement of loss for the year ended December 31, 2019 consists of the following components:

Deferred income taxes:	
Tax benefit of net operating loss carryfowards	$ (15,500)

9. Lease Commitments

The Company has obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company leases office space under a non-cancellable operating lease, which expires December 2024 and provides for monthly lease payments of $4,874. The lease is renewable for an additional five years following the above termination date, at a lease rate mutually agreeable. For the year ended December 31, 2019, rent expense under this lease amounted to $61,503, which includes an allocation of certain building operating costs.

9. Lease Commitments (Continued)

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$	88,482
Variable lease cost		3,021
Total lease cost	$	91,503

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

Operating leases:		
Operating lease ROU asset	$	390,726
Operating lease liability		390,726

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	88,482
ROU assets obtained in exchange for lease obligations		
Operating leases	$	457,840
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases	$	67,114

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

9. Lease Commitments (Continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$	58,482
2021		58,482
2022		58,482
2023		58,482
2024		58,482
Total undiscounted noncancellable lease payments		292,410
Undiscounted cancellable lease payments		150,000
Less imputed interest		(51,684)
Total lease liabilities	$	390,726

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Related Party Transactions

Trustmont Advisory Group, Inc. (TAG) is a registered investment advisory company that has common ownership and utilizes the same employees and office space as the Company. Most of the equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company.

11. Related Party Transactions (Continued)

The Company rents office space from PIL on a month-to-month basis for $2,500 per month. This expense is included in office rent on the statement of loss and comprehensive loss and amounted to $30,000 for the year ended December 31, 2019.

The Company subleases a portion of their office space to an entity owned by a person who owns, indirectly, a majority of the stock of the Company. Rental income under these subleases amounted to $36,000 for the year ended December 31, 2019 and is included in other income on the statement of loss and comprehensive loss.

12. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2019, the Company exceeded the insured limit by $20,725.

13. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

13. Fair Value Measurements (Continued)

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2019:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Ameritrade Money Market	$ 75,994	$ 75,994	$ -	$ -
Domestic equities	10,490	10,490	-	-
	$ 86,484	$ 86,484	$ -	$ -

14. SEC Rule 15c3-3 Exemption

The Company claims exemptions (k)(2)(i) and (k) (2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

15. Supplemental Cash Flow Disclosure

Income tax refunds for the year ended December 31, 2019 amounted to $1,709.

16. Commitments and Contingencies

In December 2019, notification was received that an arbitration case was filed against the Company with FINRA. Claimants allege one of the Company's previous representatives did not act in the claimants' best interests and legal rights, independently violated state and federal securities laws, as well as FINRA rules and regulations, thus causing financial loss by the claimants'. The complaint alleges the Company's supervision was inadequate over its registered representative and that the Company's gross negligence and other misconduct contributed to their financial losses. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this case will not result in any material adverse effect on the Company's financial position.

In 2019, the Company settled the arbitration case filed with FINRA in November 2018. The Company's financial loss was limited to the $20,000 deductible under the terms of its errors and omissions insurance policy. In addition, the Company paid $37,500 to a former registered representative in final settlement of various claims he alleged against the Company.

17. Adoption of New Leasing and Financial Instruments Guidance

Effective January 1, 2019, the Company retrospectively changed its accounting methods for leases and financial instruments as a result of implementing the requirements in the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 842, *Leases*, and ASC 825-10, *Financial Instruments - Overall*.

The new lease guidance (ASU 2016-02) substantially changes current GAAP regarding lease accounting by establishing a right-of-use (ROU) model that requires lessees to record a ROU asset and a lease liability in the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either operating leases or finance leases depending on the characteristics of the lease; consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from the lease will depend on the lease classifications. The Company adopted the requirements of the new lease guidance retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. Under this method, the application date is the beginning of the reporting period of

adoption.

17. Adoption of New Leasing and Financial Instruments Guidance (Continued)

Among other things, the new financial instruments guidance (ASU 2016-01) removes the classifications regarding equity securities, which results in recognizing the change in fair value of equity securities in net income during the year of the change in value. The Company adopted the requirements of the financial instruments guidance retrospectively as of January 1, 2019.

The adoption of the new guidance for financial instruments resulted in the following changes to equity as of January 1, 2019:

	As Previously Reported	Financial Instruments Adjustment	As Adjusted
Retained deficit	$ (201,038)	$ (23,036)	$ (224,074)
Accumulated other comprehensive income	(23,036)	23,036	-

The adoption of the new guidance for leases resulted in the following changes to the balance sheet as of January 1, 2019:

Operating lease ROU asset	$ 457,840
Operating lease liability	$ 457,840

18. Subsequent Events

The Company has evaluated subsequent events through February 14, 2020, which is the date the financial statements were available to be issued.

Supplemental Information

Trustmont Financial Group, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2019

Net Capital:	
Total stockholders' equity	$ 314,534
Deductions:	
Non-allowable assets:	
Petty cash	200
Receivables from non-customers	47,715
Prepaid insurance	14,048
Deferred tax asset	143,300
Prepaid income taxes	1,054
Office equipment, net	2,550
Total non-allowable assets	208,867
Other deductions	-
Net Capital Before Haircuts on Security Positions	105,667
Haircuts on Securities:	
Other securities	(1,574)
Net Capital	104,093
Net Capital Requirement	35,539
Net Capital in Excess of Minimum Requirements	$ 68,554
Aggregate Indebtedness	$ 533,088
Ratio of Aggregate Indebtedness to Net Capital	5.12

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	104,093
Audit Adjustments		-
Changes to Non-Allowable Assets		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	104,093

Trustmont Financial Group, Inc.

Schedule of General and Administrative Expenses

Year Ended December 31, 2019

Salaries and related benefits	$	638,159
Commissions		6,012,238
Professional fees		103,148
Clearance fees		27,966
Professional development and education		31,612
Regulatory fees		98,979
Telephone and utilities		35,131
Office supplies and expense		40,283
Software and information technology expense		210,434
Operating lease cost		88,482
Variable lease cost		3,021
Insurance		188,840
Advertising and promotion		9,356
Compliance		45,143
Automobile, travel, meals and entertainment		37,959
Placement and recruiting fees		16,390
Legal settlement		57,500
Miscellaneous		22,538
	$	7,667,179

See Report of Independent Registered Public Accounting Firm.